September 14, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K dated and filed August 8, 2012

File No. 001-16789

Dear Mr. Rosenberg:

This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated August 31, 2012 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2(h) Goodwill and Other Intangible Assets with Indefinite Lives, page F-12

1.	In your letter dated September 1, 2011 that was provided in response to our comment letter dated August 2, 2011, you proposed a disclosure that explains the facts and circumstances that resulted in the impairment of goodwill. Please tell us where you included similar disclosure to explain the facts and circumstances that led to the fourth quarter 2010 and 2011 impairments. If you did not provide this disclosure, please provide us the disclosure and confirm that you will provide similar disclosure in future periodic filings.

Response to Comment No. 1

In future filings, we will revise the discussion of the goodwill impairment charges for both periods to reflect the following addition which is applicable to both periods:

This impairment was primarily driven by reduced future cash flow expectations from the reporting unit principally as a result of an increasingly competitive business environment for services provided by the reporting unit, including the insourcing of certain services by key customers and a reduction in spending by other customers as a result in part of the continuing difficult economic climate. Also contributing to the impairment charge was the lower valuations ascribed to similar comparable businesses in the public markets.

Form 8-K dated August 8, 2012

Exhibit 99.1

2.	Your press release presents non-GAAP adjustments on the face of your GAAP condensed consolidated statements of operations which result in non-GAAP statements of operations. Also, your disclosures of adjusted amounts at the beginning of the press release are non-GAAP measures and give greater prominence than GAAP amounts. Please provide us proposed revised disclosures to be included in future filings that remove any non-GAAP financial statements and includes disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Response to Comment No. 2

Prospectively, we will ensure that GAAP measures are disclosed with equal or greater prominence than non-GAAP measures and will remove the non-GAAP financial statements. The text of our next earnings release will be drafted to be similar to the version of our earnings release from Exhibit 99.1 of our Form 8-K dated August 8, 2012 as marked in the attached Exhibit A. We will further prepare the financial tables for that Form 8-K to omit columns presenting non-GAAP statements of operations and include only columns presenting our statements of operations in accordance with GAAP. We will also include tables similar to those shown in the attached Exhibit B with amounts presented for each applicable period (for purposes of your review, we have included on Exhibit B a sample of this presentation for the three months ended June 30, 2012) and a discussion of the various adjustments similar to the discussions included in our previous presentation.

*    *    *    *    *

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the contents of this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara

Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President

David Teitel, Chief Financial Officer

Ellen Chiniara, General Counsel

3

Contact:	Doug Guarino	Director of Corporate Relations	781-647-3900
	Jon Russell	Vice President of Finance

ALERE INC. ANNOUNCES

SECOND QUARTER 2012 RESULTS

WALTHAM, MA…August 8, 2012…Alere Inc. (NYSE: ALR), a global leader in enabling individuals to take charge of their health at home through the merger of rapid diagnostics and health management, today announced its financial results for the quarter ended June 30, 2012.

Financial results for the second quarter of 2012:

•

~~Adjusted net revenue of~~Net revenue of $700.5 million for the second quarter of 2012, compared to $567.2 million for the second quarter of 2011. Adjusted net revenue, which includes $1.1 million in estimated revenue related to acquired software license contracts not recognized for GAAP purposes for the second quarter of 2012 due to business combination accounting rules, was $701.6 million for the second quarter of 2012, compared to $567.2 million for the second quarter of 2011.

•

GAAP net loss of $18.2 million attributable to common stockholders of Alere Inc., and respective net loss per diluted common share of $0.23, for the second quarter of 2012, compared to GAAP net loss of $4.7 million attributable to common stockholders of Alere Inc., and respective net loss per diluted common share of $0.05, for the second quarter of 2011.

•

Adjusted cash-basis net income per diluted common share of $0.48 for the second quarter of 2012, compared to adjusted cash-basis net income per diluted common share of $0.46 for the second quarter of 2011.

•

Adjusted cash-basis net income for the second quarter of 2012 is net of an after tax charge of $0.08 per share related to the costs and reduced revenues associated with the previously disclosed FDA matters related to our Alere Triage® meter-based products.

•

~~Adjusted product and services revenues from our Professional Diagnostics segment~~Net Product and services revenues from our Professional Diagnostics segment were $536.9 million in the second quarter of 2012, compared to net product and services revenue of $404.2 million in the second quarter of 2011. Adjusted net product and services revenues from our Professional Diagnostics segment, which includes $1.1 million in estimated revenue related to acquired software license contracts not recognized for GAAP purposes for the second quarter of 2012 due to business combination accounting rules, were $538.0 million in the second quarter of 2012, compared to adjusted net product and services revenue of $404.2 million in the second quarter of 2011. Recent professional diagnostics acquisitions contributed $135.4 million of incremental net revenue compared to the second quarter of 2011.

•	North American influenza sales increased to $4.2 million for the second quarter of 2012, from $2.3 million for the second quarter of 2011.

•

Excluding the impact of the change in North American influenza revenues and the impact on revenues of the FDA matters associated with our U.S. Alere Triage products, currency adjusted organic growth in our Professional Diagnostics segment was 6.3%.

•

~~Adjusted cash-basis gross margins were 53.4% for the second quarter of 2012, compared to 54.9% in the second quarter of 2011 and 55.9% in the first quarter of 2012. Adjusted cash-basis gross margins from products and services in our Professional Diagnostics segment were 56.3% in the second quarter of 2012, compared to 58.6% in the second quarter of 2011 and 60.3% in the first quarter of 2012. Compared to the first quarter of 2012, professional diagnostics segment gross margins were reduced by 205 basis points related to the inclusion of $40.7 million of revenues from eScreen, Inc. at an adjusted gross margin of 31.3% and by a 79 basis point impact related to the incremental costs and lost revenues associated with the FDA matters relating to our Triage products.~~

•

Product and services revenues from our Health Management segment were $138.6 million in the second quarter of 2012, compared to $135.6 million in the second quarter of 2011 and $130.8 million in the first quarter of 2012. The increase in revenues from the second quarter of 2011 was related primarily to increased revenues from our tobacco cessation and home coagulation monitoring programs. ~~Adjusted cash-basis gross margins from our Health Management segment were 46.5% in the second quarter of 2012, compared to 48.4% in the second quarter of 2011 and 45.4% in the first quarter of 2012.~~

•

~~GAAP net loss of $18.2 million attributable to common stockholders of Alere Inc., and respective net loss per common share of $0.23, for the second quarter of 2012, compared to GAAP net loss of $4.7 million attributable to common stockholders of Alere Inc., and respective net loss per common share of $0.05, for the second quarter of 2011.~~

•

~~Adjusted free cash flow for the second quarter of 2012 was $46.2 million, reflecting cash flow from operations of $64.3 million and $21.0 million in proceeds from the sale of vacant land and an idle facility, offset by capital expenditures of $39.1 million.~~

The Company’s GAAP results for the second quarter of 2012 exclude $1.1 million of revenue associated with acquired software license contracts that are not recognized due to business combination accounting rules and include amortization of $81.7 million, $1.4 million of restructuring charges, $4.4 million of stock-based compensation expense, $3.8 million of acquisition-related costs recorded in accordance with ASC 805, Business Combinations, and $1.3 million of interest expense associated with fees paid for modification of certain debt agreements, offset by $6.7 million of income recorded for fair value adjustments to acquisition-related contingent consideration obligations. The Company’s GAAP results for the second quarter of 2011 include amortization of $81.2 million, $10.5 million of restructuring charges, $6.2 million of stock-based compensation expense, $1.4 million of acquisition-related costs recorded in accordance with ASC 805, Business Combinations, $29.9 million of interest expense associated with fees paid for modification of certain debt agreements and the termination of our senior secured credit facility and a related interest rate swap agreement, offset by $7.2 million of income recorded for fair value adjustments to acquisition-related contingent consideration obligations. These amounts, net of tax, have been excluded from the adjusted cash-basis net income per diluted common share attributable to Alere Inc. for the respective quarters.

A detailed reconciliation of the Company’s adjusted cash-basis net income available to common shareholders, which is a non-GAAP financial measure, to net loss available to common shareholders under GAAP, as well as a discussion regarding this non-GAAP financial measure, is included in the schedules to this press release.

The Company will host a conference call beginning at 8:30 a.m. (Eastern Time) today, August 8, 2012, to discuss these results, as well as other corporate matters. During the conference call, the Company may answer questions concerning business and financial developments and trends and other business and financial matters. The Company's responses to these questions, as well as other matters discussed during the conference call, may contain or constitute information that has not been previously disclosed.

The conference call may be accessed by dialing (800) 860-2442 (domestic) or (412) 858-4600 (international) and asking for Alere Inc. A webcast of the call can also be accessed via the Alere website at www.alere.com/investors, or directly through the following link: http://www.videonewswire.com/event.

A replay of the call will be available approximately four hours after the conclusion of the call and will remain available for a period of seven days following the call. The replay may be accessed by dialing (877) 344-7529 (domestic) or (412) 317-0088 (international) and entering replay code 10017017. The replay will also be available via online webcast at http://www.videonewswire.com/event or via the Alere website at www.alere.com/investors for a period of 60 days following the call.

Additionally, reconciliations to non-GAAP financial measures not included in this press release that may be discussed during the call will also be available at the Alere website (http://www.alere.com/investors) under the Earnings Calls and Releases section shortly before the conference call begins and will continue to be available on this website.

For more information about Alere, please visit our website at http://www.alere.com.

By developing new capabilities in near-patient diagnosis, monitoring and health management, Alere enables individuals to take charge of improving their health and quality of life at home. Alere’s global leading products and services, as well as its new product development efforts, focus on cardiology, infectious disease, toxicology, diabetes, oncology and women’s health. Alere is headquartered in Waltham, Massachusetts.

Source: Alere Inc.

Exhibit B

Three Months Ended June 30, 2012
Reconciliation of Adjusted Operating Income
GAAP Operating Income	$34,354
Revenue related to acquired software license contracts	1,126
Amortization of acquisition-related intangible assets	81,371
Restructuring charges	1,365
Stock-based compensation expense	4,368
Acquisition-related costs	3,800
Fair value adjustments to acquisition-related contingent consideration	(6,681)

Adjusted Operating Income	$119,703

Reconciliation of Adjusted Cash-Basis Net Income
GAAP net loss available to common shareholders	$(18,194)
Revenue related to acquired software license contracts	1,126
Amortization of acquisition-related intangible assets	81,672
Restructuring charges	1,415
Stock-based compensation expense	4,368
Acquisition-related costs	3,800
Fair value adjustments to acquisition-related contingent consideration	(6,681)
Amortization of fees paid for certain debt modifications and terminations	1,320
Income tax effects on items above	(29,346)

Adjusted cash-basis net income available to common shareholders	$39,480

GAAP net loss per diluted common share	$(0.23)
Adjusted cash-basis net income per diluted common share	$0.48

GAAP Weighted average common shares—diluted	80,375
Adjusted Weighted average common shares—diluted	83,960